Exhibit 99.1

WATERDROP ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTOR

BEIJING, May 2, 2022 /PRNewswire/ — Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced the appointment of Mr. Ning Zhu as a new independent director to its board of directors (the “Board”) and the resignation of Mr. Peng Shen as a member of the audit committee of the Board, both effective May 2, 2022. Mr. Zhu will also serve as a member of the audit committee of the Board. After the change, the Board will consist of nine members, three of whom are independent directors, and the audit committee will consist solely of independent directors.

Mr. Ning Zhu has been a professor of finance and the deputy dean of Shanghai Advanced Institute of Finance of Shanghai Jiaotong University since July 2010. Prior to that, Mr. Zhu was a tenured professor of finance at University of California (Davis) from 2003 to June 2010. Mr. Zhu is also an independent non-executive director of each of China Huarong Asset Management Co., Ltd. (HKEX: 2799) and CHINA BOHAI BANK CO., LTD. (HKEX: 9668), and an independent director of each of Molecular Data Inc. (Nasdaq: MKD), Jinke Property Group Co., Ltd. (SZSE: 000656) and China CITIC Bank International Limited. Mr. Zhu received his bachelor’s degree in international finance from Peking University in 1997, master’s degree in management from Cornell University in 1999, and doctorate degree in finance from Yale University in 2003.

Mr. Peng Shen, the Company’s Founder, Chairman and Chief Executive Officer, on behalf of the Board and management, said: “We are delighted and honored to welcome Mr. Zhu to our Board. The Company has made great efforts in selecting the best Board members. We believe that Mr. Zhu’s strong academic and professional background, extensive economic and financial knowledge, and deep insights and expertise in capital market, will bring additional value to the Company by enhancing our risk management practices and further bolstering corporate governance standards over the long run. We look forward to working with him as we continue to make a positive impact on people’s lives through the power of technology.”

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com